Exhibit 4.6

FIRST AMENDMENT TO

AMENDED AND RESTATED SECURITY AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED SECURITY AGREEMENT (this "Amendment") is made and entered into as of the 25th day of January, 2019, by and between P.A.M. TRANSPORT, INC., an Arkansas corporation, whose address is 297 W. Henri de Tonti Boulevard, P.O. Box 188, Tontitown, Arkansas 72770 (“Grantor”), and FIRST TENNESSEE BANK NATIONAL ASSOCIATION, a national banking association whose address is 165 Madison Avenue, Memphis, Tennessee 38103, Attention: First Tennessee Business Credit (“Bank”).

Recitals of Fact

Grantor, has heretofore made, executed and delivered to the Bank, as Secured Party, that certain Amended and Restated Security Agreement ("Security Agreement") bearing date of March 28, 2016, for the purpose of securing the payment of certain Obligations, as mentioned and defined in the Security Agreement.

Grantor has this day made, executed and delivered to the Bank certain Fifth Amended and Restated Consolidated Revolving Credit Note in the principal sum of Sixty Million Dollars ($60,000,000.00); and as a result thereof, the parties desire to modify and amend the Security Agreement as hereinafter provided.

NOW, THEREFORE, for and in consideration of the premises, as set forth in the Recitals of Fact, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, it is agreed by the parties as follows:

Agreements

1.          Paragraph 3(a) of the Security Agreement is hereby modified and amended to read as follows:

(a)     the full and prompt payment, when due, of the indebtedness (and interest thereon) evidenced and to be evidenced by that certain Fifth Amended and Restated Consolidated Revolving Credit Note, bearing date of the 25th day of January, 2019, in the principal sum of Sixty Million Dollars ($60,000,000.00), executed by Grantor, and payable to the order of Bank, and any and all renewals, modifications, and extensions of said note, in whole or in part;

 All references in the Security Agreement to the Loan Agreement shall be deemed to be references to the Amended and Restated Loan Agreement dated March 28, 2016, as amended by that certain First Amendment to Amended and Restated Loan Agreement dated July 27, 2017, by that certain Letter Agreement dated July 10, 2018, and by that certain Second Amendment to Amended and Restated Loan Agreement of even date herewith.

 All terms and provisions of the Security Agreement, as heretofore amended, which are inconsistent with the terms and provisions of this Amendment, are hereby modified and amended to conform herewith; and, as modified and amended hereby, the Security Agreement is hereby ratified, approved and confirmed by the parties hereto.

IN WITNESS WHEREOF, the Grantor has caused this Amendment be executed and delivered by its duly authorized officers on this the day and year first above written.

ATTEST:	P.A.M. TRANSPORT, INC.

By:
Title:		Daniel H. Cushman, President

GRANTOR

(Corporate Seal)